Exhibit (a)(20)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
January 18, 2007		tad.hutcheson@airtran.com
678.254.7442

Judy Graham-Weaver judy.graham-weaver@airtran.com 678.254.7448

AIRTRAN AIRWAYS COMMENTS ON MIDWEST AIRLINES’ STAND-ALONE STRATEGY

- Airline Believes That Merger Will Benefit Stakeholders of Both Companies -

ORLANDO, Fla. (January 18, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that it has reviewed the stand-alone plan that Midwest Air Group released on January 10, 2007, in the face of AirTran’s exchange offer.

AirTran has stated on numerous occasions that it firmly believes that the best strategy for both AirTran Airways and Midwest Airlines is a merger that combines the strengths of both airlines and creates a stronger, high quality and truly national low-cost airline. After careful review of Midwest Airlines’ stand-alone plan, AirTran is even more convinced the proposal to combine the two airlines is the right course for the stakeholders of both companies. In fact, the Midwest plan in many ways highlights the AirTran reasoning.

The Midwest Airlines’ stand-alone plan includes a few basic components:

•	An agreement with Skywest Airlines to operate 15 older 50-seat regional jets under the Midwest Connect banner, with a possibility to add another ten aircraft.

•	The addition of two older MD-80 aircraft to the Saver Service fleet.

•	Reconfiguring the Saver Service all-coach product to include some number of 2x2 seating (a configuration that AirTran offers on every flight).

•	Six new destinations and up to 12 new routes, includes recently announced service from Milwaukee to Duluth.

•	A promise of a strategic review of other “significant value-enhancing opportunities” such as the replacement of the aging and inefficient MD80 fleet.

The plan is essentially status quo and relies on older aircraft and outsourced regional jets, both expensive to operate and not well-suited for low-cost competition. The vulnerability of the Midwest Airlines’ stand-alone plan is that its success is heavily dependent on a benign competitive environment, maintaining significant fare premiums and favorable fuel costs. While these conditions may arise from time to time, they are unlikely to be sustainable.

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AirTran Airways Comments on Midwest Airlines’ Stand-Alone Strategy

Approximately 58 percent of Midwest’s revenue is concentrated in their top 20 markets, and nearly 25 percent comes from the top five markets. Midwest’s success is dependent on average fare premiums in markets like Milwaukee to Boston and Milwaukee to New York – where they currently provide the only nonstop service. These are markets likely to face competition in the future.

Milwaukee is one of the most underserved cities in the U.S., with 61 percent fewer seats per capita than a city like Memphis, Tenn., which is half its size. Not surprisingly, the lower-than-average capacity in Milwaukee has resulted in higher average fares in Milwaukee’s top 20 markets, fares which are 40 percent more than fares from Chicago (Midway). This disparity in both service and fares makes Milwaukee a prime candidate for increased competition which will have a negative impact on average fares. Historically, Midwest’s revenue and financial performance have suffered when competition increases at its primary hub.

Several reports issued by Wall Street analysts support this conclusion. Kevin Crissey, with UBS Investment Research, wrote, “We tend to agree with AirTran’s critical assessment of Midwest’s longer-term potential. Growing using regional jets is not particularly compelling and Midwest lacks an industry leading cost structure to really pursue the low fare model. In our view, Midwest is a well-liked, niche carrier with a second tier hub and few competitive advantages to allow for significant growth.” Ray Neidl, with Calyon Securities, wrote, “We believe a merger would make sense, given the two companies’ route networks are complementary with limited overlap, and combines AirTran’s strong East Coast presence with Midwest’s hubs in Milwaukee and Kansas City. There is also a strong fleet commonality between the carriers that creates significant cost synergies.” Helane Becker, with The Benchmark Company, in a research article on Midwest wrote, “We believe it would be difficult, however for [Midwest] to match the synergies that a merger with another airline would create.”

In a recent analyst call, AirTran executives were asked why AirTran Airways wouldn’t simply attack Midwest’s vulnerabilities to weaken the company. That is the opposite of what AirTran Airways wants to accomplish. The AirTran offer is not simply to purchase a fleet of aircraft or airport leases, but rather to merge two great airlines and incorporate the Midwest network, its employees and their expertise in brand management and customer service, the goodwill of its customers and the communities they serve – particularly Milwaukee and Kansas City. The value of the company is more than simply the hard assets; combining the strengths of Midwest Airlines and AirTran Airways will create one of the strongest airlines in the U.S. The beneficiaries of this combination are the shareholders, employees, customers and most certainly the communities served.

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AirTran Airways Comments on Midwest Airlines’ Stand-Alone Strategy

Midwest and Milwaukee need a plan that prepares them for changes in competition, lowers costs and builds a stronger, more competitive network. AirTran has the fleet, network breadth and cost expertise that Midwest needs, which when combined with Midwest’s network and service expertise, will result in one of the strongest low cost, high quality airlines in the world.

About AirTran Airways

AirTran Airways, a Fortune 1,000 company and one of America’s largest low-fare airlines with 8,000 friendly, professional Crew Members, operates nearly 700 daily flights to 52 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

This document relates to the offer by AirTran Holdings, Inc. (“AirTran”), through its wholly owned subsidiary, Galena Acquisition Corp., to exchange for all of the issued and outstanding common stock and associated rights (the “Midwest Shares”) of Midwest Air Group, Inc. consideration consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock. The offer currently is scheduled to expire at 12:00 Midnight, New York City time on Thursday, February 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The offer to exchange is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of such jurisdiction.

AirTran has filed with the United States Securities and Exchange Commission a registration statement (No. 333-139917) to register the AirTran shares which would be issued in the proposed transaction and in the future may file a proxy statement with respect to the proposed transaction. Investors and security holders are urged to read the registration statement and (when and if available) any proxy statement as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and (when and if available) the proxy statement at www.sec.gov. The registration statement and (when and if available) proxy statement and such other documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827.

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AirTran Airways Comments on Midwest Airlines’ Stand-Alone Strategy

Forward Looking Information

Certain of the statements contained herein should be considered “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “indicate,” “anticipate,” “believe,” “forecast,” “estimate,” “plan,” “guidance,” “outlook,” “could,” “should,” “continue” and similar terms used in connection with statements regarding the outlook of AirTran Holdings, Inc., (the “Company”). Such statements include, but are not limited to, statements about expected fuel costs, the revenue and pricing environment, the Company’s expected financial performance and operations, future financing plans and needs, overall economic conditions and the benefits of the business combination transaction involving Midwest Air Group, Inc. (“Midwest”) and the Company, including future financial and operating results and the combined companies’ plans, objectives, expectations and intentions. Other forward-looking statements that do not relate solely to historical facts include, without limitation, statements that discuss the possible future effects of current known trends or uncertainties or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. Such statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from the Company’s expectations. Such risks and uncertainties include, but are not limited to, the following: the Company’s ability to achieve the synergies anticipated as a result of the potential business combination transaction involving Midwest and to achieve those synergies in a timely manner; the Company’s ability to integrate the management, operations and labor groups of the Company and Midwest; the impact of high fuel costs; significant disruptions in the supply of aircraft fuel and further significant increases to fuel prices; the Company’s ability to attract and retain qualified personnel; labor costs and relations with unionized employees generally and the impact and outcome of labor negotiations; the impact of global instability, including the current instability in the Middle East, the continuing impact of the U.S. military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001, and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events that affect travel behavior; adequacy of insurance coverage; reliance on automated systems and the potential impact of any failure or disruption of these systems; the potential impact of future significant operating losses; the Company’s ability to obtain and maintain commercially reasonable terms with vendors and service providers and its reliance on those vendors and service providers; security- related and insurance costs; changes in government legislation and regulation; the Company’s ability to use pre-merger NOLs and certain tax attributes; competitive practices in the industry, including significant fare restructuring activities, capacity reductions and in-court or out-of-court restructuring by major airlines and industry consolidation; interruptions or disruptions in service at one or more of the Company’s hub airports; weather conditions; the impact of fleet concentration and increased maintenance costs as aircraft age and utilization increases; the Company’s ability to maintain adequate liquidity; the Company’s ability to maintain contracts that are critical to its operations; the Company’s fixed obligations and its ability to obtain and maintain financing for operations, aircraft financing and other purposes; changes in prevailing interest rates; the Company’s ability to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the Company’s ability to attract and retain customers; the cyclical nature of the airline industry; economic conditions; and other risks and uncertainties listed from time to time in the Company’s reports to the Securities and Exchange Commission. There may be other factors not identified above of which the Company is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. All forward-looking statements are based on information currently available to the Company. The Company assumes no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates. Additional factors that may affect the future results of the Company are set forth in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K/A for the period ended December 31, 2005, which is available at http://www.sec.gov and at http://www.airtran.com.

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